Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Six Months Ended June 30, 2008
Fixed Charges:
Interest cost and debt expense	$17,406
Interest allocable to rental expense (a)	984

Total	$18,390

Earnings:
Income before income tax expense	$88,826
Equity in income of less than 50 percent owned affiliated companies	(11,880)
Dividends received from less than 50 percent owned affiliated companies	10,915
Fixed charges	18,390
Interest capitalized	(1,636)
Amortization of previously capitalized interest	123

Total	$104,738

Ratio of Earnings to Fixed Charges	5.70

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.